Exhibit 99.1

China Hydroelectric Corporation Announces Results for the First Quarter 2013

Beijing, June 19, 2013— China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced its unaudited financial results for the first quarter ended March 31, 2013.

“Our results for the first quarter were satisfactory in light of the ongoing drought conditions in two of our three main operating regions,” stated Mr. Amit Gupta, Chairman of China Hydroelectric. “Precipitation was 16% below the long-term average for the Company as a whole, and significantly below the first quarter of 2012, which was particularly wet. Despite the external headwinds, I am happy to highlight that the Company has been able to deliver significant reductions in general and administrative expenses and average costs of debt, which are in line with management targets.”

Dr. You Su-Lin, interim Chief Executive Officer added, “I am pleased with our operational performance in the first quarter. Despite an 18% decline in electricity production, we mitigated the precipitation fluctuation through our tight control of operating expenses and reduction in average cost of debt. Naturally, weather patterns will vary from quarter to quarter, but we are managing our operations and costs to cushion the downside in unfavorable hydrologic periods, while maximizing the upside when conditions are good.”

Operating Highlights

Precipitation in Q1 2013 was below the long-term average in two of the three provinces in which the Company operates, resulting in total precipitation approximately 16% below the long-term average. In contrast, the first quarter of 2012 was unusually wet, with total precipitation at 133% of the long-term average. Precipitation levels are one of the principal factors affecting the Company’s revenues, profitability and cash generated by operations. Other factors include, but are not limited to: consistency of precipitation; upstream reservoir conditions; the cascading effects of multiple hydroelectric power projects on a single waterway; and upstream precipitation levels in the Company’s river basins. The various provinces in which the Company operates are subject to different weather patterns or systems and precipitation fluctuates from region to region and quarter to quarter.

The following table presents precipitation levels for the regions as a percentage of historical long term average for the periods indicated.

Precipitation — Percentage of Long-Term Average *…

Province	Q1 2013	Q1 2012	Fiscal 2012	Fiscal 2011	Fiscal 2010
Zhejiang	106%	160%	134%	70%	130%
Fujian	77%	137%	128%	62%	114%
Yunnan	49%	66%	87%	86%	N/M
Total Company	84%	133%	121%	84%	120%

*Source: Data collected by the Company and by provincial and national meteorological recording stations

…The Company has refined collection of precipitation data since our last press release and believes refined collections are more representative of historical data.

N/M — Not material.

Due to the shortfall in precipitation, electricity sold declined approximately 18% when compared to the year ago quarter. Reduced rainfall resulted in a utilization rate of 29.4%, approximately 7 percentage points below the first quarter of 2012.

The following table presents some key comparative financial and other information (in US$ millions, except for electricity sold, effective tariff, per ADS data and percentages):

Summary Data	Q1 2013	Q1 2012	% Change
Continuing Operations
Electricity sold (millions kWh)	329.2	402.7	-18%
Effective tariff (RMB/kWh)	0.38	0.36	6%
Average effective utilization rate	29.4%	36.5%	-19%
Revenues	$18.3	$21.1	-13%
Gross profit	$10.1	$13.0	-22%
Adjusted EBITDA (1)	$12.8	$16.9	-24%
GAAP net (loss)/income	$(1.6)	$0.8	-300%
GAAP net (loss)/income per ADS	$(0.03)	$0.01	-400%
Non-GAAP net income (2)	$0.2	$1.8	-89%
Non-GAAP net income per ADS (2)	$0.00	$0.03	-100%
Net gain from discontinued operations	—	1.81	-100%

(1)        See “Net (loss)/income to adjusted EBITDA reconciliation” below

(2)        See “GAAP net (loss)/income to non-GAAP net income reconciliation” below

Financial Highlights

Revenues

Revenues, net of value added taxes, from continuing operations for the first quarter of 2013 were $18.3 million, a decrease of 13%, or $2.8 million, from $21.1 million for the first quarter of 2012. The decrease was principally due to lower precipitation levels in all of the Company’s three operating regions compared to the first quarter of 2012. The Company sold 329.2 million kWh from continuing operations in the first quarter of 2013, a decrease of 73.5 million kWh, or 18%, from 402.7 million kWh sold in the first quarter of 2012. The decrease in electricity sold was partially offset by a higher effective tariff. The effective tariff for the first quarter of 2013 was RMB 0.38/kWh, compared to RMB 0.36/kWh in Q1 2012.

Cost of Revenues

Cost of revenues for the first quarter of 2013 was $8.2 million, unchanged from the first quarter of 2012. Cost of revenues in the first quarter of 2013 primarily includes (i) repairs and maintenance costs of $0.3 million, (ii) labor cost of $0.9 million, and (iii) depreciation and amortization (non-cash expenses included in cost of revenues from continuing operations) of $5.7 million. Each category was unchanged from the first quarter of 2012.

Gross Profit and Margin

Gross profit for the first quarter of 2013 decreased 22% to $10.1 million, from $13.0 million in the prior-year period. Gross margin for the first quarter of 2013 decreased to 55.2% compared to 61.6% in the same period of 2012 primarily due to decreased revenues and the fixed nature of certain expenses included in cost of revenues.

Operating Expenses

General and administrative expenses (“G&A expenses”) for the first quarter of 2013 decreased 35.7% to $2.7 million, from $4.2 million for the first quarter of 2012. The decrease was due to the closure of the U.S. office and reduction of professional service expenses.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA attributable to common shareholders decreased 24% to $12.8 million in the first quarter of 2013 compared to $16.9 million in the same period of 2012. Adjusted EBITDA margin decreased to 70% for the first quarter of 2013 compared to 75% in the same period of 2012. On a continuing basis, Adjusted EBITDA decreased 9%, or $1.2 million, to $12.8 million in the first quarter of 2013 from $14.0 million in the same period of 2012. Thus, on a continuing basis, Adjusted EBITDA margin increased from 66% to 70% year over year.

Interest Expenses, net

Net interest expense was $6.4 million in the first quarter of 2013, compared to $7.4 million in the same period of 2012. The decrease was primarily due to a decrease in interest payments on loans owed to third party individuals due to a decrease in the balance of third party loans from the first quarter of 2012.

GAAP and Non-GAAP Net Income /(Loss)

Net loss attributable to common shareholders was $1.6 million in the first quarter of 2013 compared to net income of $0.8 million in the same period of 2012. The net loss was mainly caused by the change in fair value of warrant liability which amounted to $1.8 million, a result of an increase in the Company’s stock price from December 31, 2012 to March 31, 2013.

Non-GAAP net income was $0.2 million, or $0.00 per diluted ADS, for the first quarter of 2013, compared to net income of $1.8 million, or $0.03 per diluted ADS, for the first quarter of 2012. For reconciliation between GAAP and non-GAAP earnings, see the table below entitled “GAAP Net (Loss)/Income to Non-GAAP Net Income Reconciliation.”

Weighted average American depository shares (“ADSs”) used in the first quarter of 2013 and 2012 per share calculations were 54.0 million ADSs, representing 162.0 million ordinary shares, respectively.

Balance Sheet

Cash and cash equivalents were $9.2 million as of March 31, 2013, compared to $8.0 million as of December 31, 2012. Long term bank loans were $247.9 million (including current portion of long-term loan, amounted to $36.4 million) as of March 31, 2013, a slight decrease from $248.5 million (including current portion of long-term loan, amounted to $35.5 million) as of December 31, 2012. The short term loans as of March 31, 2013 were unchanged from December 31, 2012.

Liquidity

During the first quarter of 2013, the Company’s working capital deficiency was $80 million. The Company raised $3.1 million through borrowings from banks and other institutions. Investors should expect the Company to have a working capital deficit in the foreseeable future, due to the use of leverage to finance the construction and acquisition of hydroelectric projects. The Company regularly raises funds through various means, such as new borrowings from banks and other non-financial institutions. New borrowings are used for multiple purposes, such as daily operating liquidity, to fund new projects, and to refinance existing short-term loans into longer-term debt.

Historically, the Company relied on the ready availability of credit in China to fund its operations and expansion. Commencing in 2011 and extending into 2012, the Company’s ability to obtain financing from its principal lenders in China was constrained by restrictions on bank lending imposed by the central government in an effort to contain inflation. The Company started exploring wider forms of financing since Q4 2012 and is currently in various stages of negotiations with a number of financial institutions that could provide refinancing packages to extend the duration of the Company’s debt obligations.

The management remains confident in the Company’s ability to secure capital in order to fund its liquidity needs, debt obligations and growth plans, but obtaining financing cannot be guaranteed. In the event that the Company fails to raise funds sufficient to meet its liquidity needs, the Company may be forced to substantially curtail its operations or otherwise take measures that would materially and adversely affect its current operations and business prospects.

Second Quarter 2013 Precipitation Update

Regional precipitation imbalances are continuing in the second quarter of 2013. Yunnan continues to face drought conditions and Fujian and Zhejiang experienced at- or above-average levels of precipitation. Please note that all precipitation updates are offered as of the date of this release, and may be materially different when actual precipitation results are reported.

Non-GAAP Net Income Figures

Non-GAAP net income for the first quarter of 2013 and 2012 excludes the following non-cash charges: stock-based compensation expenses, exchange gains or losses and the change in fair value of warrant liabilities. A reconciliation of GAAP and non-GAAP items is provided in the table entitled “GAAP Net (Loss) to Non-GAAP Net Income Reconciliation.”

Net Income/(Loss) to Adjusted EBITDA Reconciliation

Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization and excluding certain non-cash charges, including: stock-based compensation expenses, exchange losses, and change in fair value of warrant liabilities. For further details, see the table entitled “Net income/(loss) to adjusted EBITDA reconciliation.”

Legal Proceeding

In 2009, we entered into a capital injection agreement with Henan Lantian Group (“Lantian”) to acquire certain equity interest in Henan Wuyue Storage Power Generation Co., Ltd. (“Wuyue”). We completed the first capital injection of RMB 32.5 million in 2010.  Thereafter the project has been largely at a standstill and the investment in Wuyue was written off as of December 31, 2011.  In May 2013, Lantian filed an arbitration claim against the Company for the penalty of late capital injection in Wuyue, in a total amount of RMB25.74 million. No hearing date has been set as of the Release date.

Conference Call

China Hydroelectric will host a conference call at 6:00 am (Pacific) /9:00 am (Eastern) / 9:00 pm (Beijing/Hong Kong) on Friday, June 21, 2013 to discuss its first quarter financial results and recent business activities. To access the live teleconference, please dial (U.S.) +1-888-481-2844 or (International) +1-719-457-2645, and enter pass code 7826538. This call is being webcast by ViaVid Communications and can be accessed by clicking on this link: http://public.viavid.com/index.php?id=105001, or at ViaVid’s website at http://www.viavid.com.

A playback will be available through July 5, 2013, by dialing (U.S.) +1-877-870-5176 or (International) +1-858-384-5517 and entering the pass code 7826538.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. The Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 25 operating hydropower stations in China with total installed capacity of 517.8 MW, of which it acquired 21 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan.  Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric Corporation, please visit the Company’s website at: http://www.chinahydroelectric.com.

Cautionary Note Regarding Forward-looking Statements and Weather Data

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning, the Company’s ability to meet its liquidity needs, the availability of restructuring measure or of lending by financing sources, including banks in China, the regulatory environment, and the business outlook for second quarter 2013. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, the availability of financing from lenders in China due to bank restrictions or otherwise, and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission (the “SEC”) on April 18, 2013 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This release also contains statistical data and estimates that we obtained from provincial and national meteorological recording stations. Although we believe that this data is reliable and consistent with our experience, we have not independently verified it.

About Non-GAAP Financial Measures

To supplement China Hydroelectric consolidated financial results presented in accordance with GAAP, China Hydroelectric uses non-GAAP net income and adjusted EBITDA, which are non-GAAP financial measures. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Net Income/(Loss) to Adjusted EBITDA Reconciliation” and “GAAP Net (Loss) to Non-GAAP Net Income Reconciliation” below.

China Hydroelectric believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to China Hydroelectric historical performance and liquidity. China Hydroelectric has computed its non-GAAP financial measures using methods consistent with the Company’s annual report on Form 20-F. We believe these non-GAAP financial measures are useful for investors because they permit greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude certain charges that have been and may continue for the foreseeable future to be significant expenses in the Company’s results of operations.

Statement Regarding Unaudited Financial Information

The financial information set forth in this press release is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when our annual financial statements are prepared and audit work is performed for the year end audit, which could result in significant differences from this unaudited financial information.

For further information, please contact:

China Hydroelectric Corporation

Scott Powell

Investor Relations and Corporate Communications

Phone (U.S.): +1-646-650-1351

Email: ir@chinahydroelectric.com

ICR, LLC

William Zima

Managing Director

Phone (U.S.): +1-646-308-1635

Phone (China): +86-10-6583-7511

Email: william.zima@icrinc.com

James Hull Financial Analyst Phone (China): +86-10-6408-2341 Email: james.hull@chinahydroelectric.com

CHINA HYDROELECTRIC CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ 000’s, except for share and per share data)

	Three Months Ended
	March 31, 2013	March 31, 2012
Continuing Operations:
Revenues	18,337	21,134
Cost of revenues	(8,209)	(8,169)
Gross profit	10,128	12,965
Operating expenses
General and administrative expenses(including share-based compensation expense of US$88 and nil for the period ended March 31, 2013 and 2012, respectively)	(2,718)	(4,150)
Total operating expenses	(2,718)	(4,150)
Operating income	7,410	8,815
Interest income	36	8
Interest expense	(6,479)	(7,450)
Changes in fair value of warrant liabilities	(1,775)	(1,009)
Exchange loss	(13)	(11)
Other income/(loss), net	24	(143)
(Loss)/income before income tax expenses	(797)	210
Income tax expense	(888)	(1,306)
Net loss from continuing operations	(1,685)	(1,096)

Net income from discontinued operations	—	1,808

Net(loss)/income	(1,685)	712

Less:
Net loss attributable to non-controlling interests	44	73

Net (loss)/income attributable to China Hydroelectric Corporation shareholders	(1,641)	785
- Continuing operations	(1,641)	(1,023)
- Discontinued operations	—	1,808

Other Comprehensive income (loss), net of taxes
Foreign currency translation adjustments	1,041	(389)
Comprehensive (loss) income	(644)	323
Less: comprehensive loss attributable to non-controlling interest	50	87
Comprehensive (loss) income attributable to CHC shareholders	(594)	410

GAAP net (loss) income per ADS — basic and diluted	(0.03)	0.01
From continuing operation	(0.03)	(0.02)
From discontinued operation	0.00	0.03

GAAP net (loss) income per share — basic and diluted	(0.01)	0.00
From continuing operation	(0.01)	(0.01)
From discontinued operation	0.00	0.01

Weighted average American Depository Shares — basic and diluted	54,001,716	53,996,366
Weighted average ordinary shares — basic and diluted	162,005,149	161,989,097

CHINA HYDROELECTRIC CORPORATION

GAAP NET (LOSS)/INCOME TO NON-GAAP NET INCOME RECONCILIATION

(In US$ 000’s)

	Three Months Ended
	March 31, 2013	March 31, 2012
Net (loss)/income attributable to CHC shareholders	(1,641)	785
Non-GAAP adjustments:
Exchange loss	13	11
Stock based compensation expense(1)	88	—
Change in fair value of warrant liabilities(2)	1,775	1,009
Non-GAAP net income	235	1,805

Non-GAAP net income per ADS — basic and diluted (3)	0.00	0.03
From continuing operation	0.00	0.00
From discontinued operation	0.00	0.03
Non-GAAP net income per ordinary share — basic and diluted	0.00	0.01
From continuing operation	0.00	0.00
From discontinued operation	0.00	0.01

Weighted average American depository shares — basic and diluted	54,001,716	53,996,366
Weighted average ordinary shares — basic and diluted	162,005,149	161,989,097

(1)   Stock-Based Compensation Related Items: We provide non-GAAP information relative to our expense for stock-based compensation. We include stock-based compensation expense in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation — Stock Compensation (“FASB ASC Topic 718”). Because of varying available valuation methodologies, subjective assumptions and the variety of award types, which affect the calculations of stock-based compensation, we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies. Stock-based compensation is very different from other forms of compensation. The expense associated with granting an employee a stock option is spread over multiple years unlike other compensation expenses which are more proximate to the time of award or payment. For example, we may recognize expense on a stock option in a year in which the stock option is significantly underwater and typically would not be exercised or would not generate any compensation for the employee. The expense associated with an award of a stock option for 1,000 shares of stock by us in one quarter, for example may have a very different expense than an award of an identical number of shares in a different quarter. Further, the expense recognized by us for such an option may be very different than the expense recognized by other companies for the award of a comparable option. This makes it difficult to assess our operating performance relative to our competitors. Because of these unique characteristics of stock-based compensation, management excludes these expenses when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(2)   Warrant liabilities Related Items: We provide non-GAAP information relative to the change in fair value of warrant liabilities. We include the change in fair value of warrant liabilities in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging (“FASB ASC Topic 815”). Because of varying available valuation methodologies, and subjective assumptions, which affect the calculations of the change in fair value of warrant liabilities, we believe that the exclusion of the change in fair value of warrant liabilities allows for more accurate comparisons of our operating results to our peer companies. Because of the characteristics of warrant liabilities, management excludes the change in fair value when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(3)   The Company’s American depository shares (“ADS”) convert to ordinary shares at a rate of one ADS to three ordinary shares.

(4)   All the reconciliation items are attributed to China Hydroelectric Corporation Shareholders.

CHINA HYDROELECTRIC CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ 000’s)

	As of March 31,	As of December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	9,180	7,967
Restricted cash	6,261	5,171
Accounts receivable (net of allowance for doubtful accounts of nil as of March 31, 2013 and December 31, 2012)	8,734	5,772
Notes receivable	1,068	1,877
Deferred tax assets	1,626	1,659
Amounts due from related parties	86	86
Prepayments and other current assets	9,404	14,150
Total current assets	36,359	36,682

Non-current assets:
Property, plant and equipment, net	544,602	548,511
Land use right, net	48,481	48,640
Intangible assets, net	4,631	4,660
Goodwill	112,779	112,481
Deferred tax assets	1,470	1,329
Other non-current assets	1,952	2,013
Total non-current assets	713,915	717,634

TOTAL ASSETS	750,274	754,316

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	2,160	3,124
Short-term loans	21,677	21,676
Current portion of long-term loans	36,428	35,537
Amounts due to related parties	12,947	12,705
Accrued expenses and other current liabilities	40,104	43,825
Warrant liabilities	2,614	839
Total current liabilities	115,930	117,706

Non-current liabilities:
Long term loans	211,460	212,970
Deferred tax liabilities	23,938	24,345
Other non-current liabilities	6,987	6,780
Total non-current liabilities	242,385	244,095

TOTAL LIABILITIES	358,315	361,801

Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 400,000,000 shares authorized as of March 31, 2013 and December 31, 2012; 162,057,167 and 161,989,097 shares issued and outstanding as of March 31, 2013 and December 31, 2012, respectively)	162	162
Additional paid in capital	509,753	509,665
Accumulated other comprehensive income	42,644	41,597
Accumulated deficit	(161,113)	(159,472)
Total China Hydroelectric Corporation shareholders’ equity	391,446	391,952
Non-controlling interests	513	563
TOTAL SHAREHOLDER’S EQUITY	391,959	392,515

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	750,274	754,316

CHINA HYDROELECTRIC CORPORATION

NET (LOSS)/INCOME TO ADJUSTED EBITDA RECONCILIATION

	Three Months Ended
	March 31, 2013	March 31, 2012
Net (loss)/ income attributable to China Hydroelectric Corporation shareholders	(1,641)	785
Interest expenses, net	6,242	7,243
Other non-cash charges, including exchange loss, change in fair value of warrant liabilities, and stock-based compensation expense	1,876	1,020
Income tax expenses	815	1,304
Interest expenses, income tax expenses, depreciation and amortization related to discontinued operations	—	1,014
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	5,510	5,488
EBITDA, attributable to China Hydroelectric Corporation shareholders, as adjusted	12,802	16,854

EBITDA margin attributable to China Hydroelectric Corporation shareholders, as adjusted	70%	75%

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain non-cash charges including exchange loss, change in fair value of warrant liability, stock-based compensation. We believe that EBITDA is widely used by other companies in the power industry and may be useful to investors as a measure of the Company’s financial performance. Given the significant investments that we have made in net property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. We believe that EBITDA will provide a useful tool for comparability between periods because it eliminates depreciation and amortization expenses attributable to capital expenditures and business acquisitions. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

All the reconciliation items are attributed to China Hydroelectric Corporation Shareholders.

EBITDA margin attributable to China Hydroelectric Corporation shareholders, as adjusted, is calculated by dividing the period’s EBITDA by net revenue including discontinued operations.

CHINA HYDROELECTRIC CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US$ 000’s)

	Three Months Ended
	March 31, 2013	March 31, 2012
Cash flows from operating activities:
Net (loss)/income	(1,685)	712
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	5,800	5,979
Deferred income taxes	39	(58)
Changes in fair value of warrant liabilities	1,775	1,009
Amortization of debt issuance costs	190	15
Authorization of government grant	(1)	(1)
Stock-based compensation expense	88	—
Loss from disposal of property, plant and equipment	25	315
Exchange loss	13	11
Gain from disposal of discontinued operation	—	(1,383)
Net pension cost recognized	—	(60)
Changes in operating assets and liabilities
Accounts receivable	(2,944)	(9,696)
Notes receivable	812	—
Prepayments and other current assets	(307)	(1,721)
Other non-current assets	(757)	148
Accounts payable	(364)	(320)
Amounts due to related parties	208	—
Other non-current liabilities	208	(577)
Accrued expenses and other current liabilities	(3,270)	(2,361)
Net cash used in operating activities	(170)	(7,988)
Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	—	(1,191)
Proceeds from the disposal of subsidiaries, net of tax	4,572	—
Acquisition of property, plant and equipment	(620)	(2,875)
Proceeds from disposal of property, plant and equipment	13	117
Payment to contractors for construction projects	(55)	(973)
Net cash provided by/(used in) investing activities	3,910	(4,922)
Cash flows from financing activities:
Proceeds from short-term loans	1,850	4,088
Proceeds from long-term loans	777	1,588
Proceeds from loans from related parties	—	159
Proceeds from loans from third parties	494	6,352
Repayment of loans from third parties	(563)	—
Repayment of short-term loans	(2,457)	(1,383)
Repayment of long-term loans	(1,513)	(2,064)
Restricted cash	(1,090)	—
Net cash (used in)/provided by financing activities	(2,502)	8,740
Net increase (decrease) in cash and cash equivalents	1,238	(4,170)
Effect of changes in exchange rate on cash and cash equivalents	(25)	(16)
Cash and cash equivalents at the beginning of the period	7,967	8,402
Cash and cash equivalents at the end of the period	9,180	4,216